October 3, 2024

Carlos Sardinas
Chief Financial Officer
Laser Photonics Corp
1101 N. Keller Road, Suite G
Orlando , FL 32810

       Re: Laser Photonics Corp
           Form 10-K for the fiscal year ended December 31, 2023
           File No. 001-41515
Dear Carlos Sardinas:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing